Globalink Investment Inc.

1180 Avenue of the Americas, 8th Floor

New York, NY 10036

VIA EDGAR

December 23, 2022

Mr. Frank Knapp

Mr. Robert Telewicz

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Globalink Investment Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021
Filed December 5, 2022
File No. 001-41122

Dear Mr. Knapp and Mr. Telewicz,

On behalf of Globalink Investment Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated December 20, 2022 with respect to the Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021 submitted on December 5, 2022 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: In response to the Staff’s comment, we respectfully advise the Staff that our sponsor, GL Sponsor LLC, a Delaware limited liability company, has equity holders that reside outside the United States. To address the Staff’s comment, we will include the following risk factor in our future filings.

Globalink may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Globalink’s sponsor, GL Sponsor LLC, a Delaware limited liability company, has equity holders that reside outside the United States. Globalink therefore may be considered a “foreign person” under the regulations administered by CFIUS and will continue to be considered as such in the future for so long as the Sponsor has the ability to exercise control over Globalink for purposes of CFIUS’s regulations. As such, an initial business combination with a U.S. business may be subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If Globalink’s initial business combination with a U.S. business falls within CFIUS’s jurisdiction, Globalink may determine that it is required to make a mandatory filing or that it will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay Globalink’s initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order Globalink to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent Globalink from pursuing certain initial business combination opportunities that it believes would otherwise be beneficial to Globalink and its shareholders.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and Globalink has limited time to complete its initial business combination. If Globalink cannot complete its initial business combination by March 6, 2023 (or September 6, 2023 if Globalink extends the timeline to complete its initial business combination) because the review process drags on beyond such timeframe or because Globalink’s initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, Globalink may be required to liquidate. If Globalink liquidates, based on the trust account balance as of [       ], 2023 Globalink’s public shareholders may only receive approximately $10.[        ] per comment stock, and the warrants and rights will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

2. We note that you filed amended Forms 10-K and 10-Q for the periods ended December 31, 2021, March 30, 2022 and June 30, 2022 to restate your previously issued financial statements. Please also file an Item 4.02 8-K indicating that your previously issued financial statements, and related audit report, should no longer be relied upon.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we filed an Item 4.02 8-K on December 22, 2022.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Ying Li, Esq., at (212) 530-2206, or Guillaume de Sampigny, Esq, at (212) 530-2230, of Hunter Taubman Fischer & Li LLC.

Very truly yours,

/s/ Cliff (Ming Hang) Chong
Cliff (Ming Hang) Chong
Chief Financial Officer

cc:	Ying Li, Esq.
Guillaume de Sampigny, Esq.
Hunter Taubman Fischer & Li LLC